                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)


                                VISTA GOLD CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   927926 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 26, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)





                               PAGE 1 OF 6 PAGES

---------------------                                   ------------------------
CUSIP NO. 927926 20 4               13G                       Page 2 of 6 Pages
---------------------                                   ------------------------

------------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS                                            PanAmerica Capital Group, Inc.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)           Not Applicable

------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            (A)    [ ]

                            (B)    [X]

------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Panama

------------------------------------------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                               8,296,270 (or 414,812 as adjusted on a 20-to-1 basis effective since June 19, 2002)

      NUMBER OF       --------------------------------------------------------------------------------------------
        SHARES          6   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH
      REPORTING       --------------------------------------------------------------------------------------------
        PERSON          7   SOLE DISPOSITIVE POWER
         WITH
                            8,296,270 (or 414,812 as adjusted on a 20-to-1 basis effective since June 19, 2002)

                      --------------------------------------------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                               0

------------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,296,270 (or 414,812 as adjusted on a 20-to-1 basis effective since June 19, 2002)


------------------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              7.1%

------------------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

              CO

------------------------------------------------------------------------------------------------------------------
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                   ------------------------
CUSIP NO. 927926 20 4               13G                       Page 3 of 6 Pages
---------------------                                   ------------------------



ITEM 1(A).     NAME OF ISSUER

               Vista Gold Corp.
               -----------------------------------------------------------------

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               7961 Shaffer Parkway, Suite 5, Littleton, Colorado 80127
               -----------------------------------------------------------------

ITEM 2(A).     NAME OF PERSON FILING:

               PanAmerica Capital Group, Inc.
               -----------------------------------------------------------------

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               12th Floor, World Trade Center, Panama, Republic of Panama
               -----------------------------------------------------------------

ITEM 2(C).     CITIZENSHIP:

               Republic of Panama
               -----------------------------------------------------------------

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Shares
               -----------------------------------------------------------------

ITEM 2(E).     CUSIP NUMBER:

               927926 20 4
               -----------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act.
               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act.
               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act.
               (e) [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);
               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;
               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                 Not Applicable

---------------------                                   ------------------------
CUSIP NO. 927926 20 4               13G                       Page 4 of 6 Pages
---------------------                                   ------------------------


ITEM 4.        OWNERSHIP.

                        Provide the following information regarding the
               aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    (a)  Amount beneficially owned:

                         On March 19, 2002, as part of a private transaction, the Issuer issued $200,000 aggregate principal amount of convertible debentures (the "Debentures") to the Reporting Person. The Debentures were convertible into units (the "Debenture Units") at a price of $0.0513 per Debenture Unit, at the option of the Reporting Person, only after approval of the Issuer's shareholders. The Issuer's shareholders approved the transaction at an Annual and Special Meeting held on April 26, 2002. Each Debenture Unit consisted of one Common Share and one 5-year purchase warrant exercisable to purchase one Common Share at an exercise price of $0.075 per share. As provided by the Debenture terms, such conversion would be mandatory and automatic upon effectiveness of a registration statement covering resale of Issuer Common Shares issuable upon conversion of the Debentures and exercise of warrants, including warrants issuable as part of the Debenture Units. As of April 30, 2002, the Issuer's records indicate that their were 116,640,965 Common Shares outstanding. On April 30, 2002, the Reporting Person beneficially owned 8,296,270 shares, or 7.1% of the Issuer's outstanding Common Shares.

                         The shares of Common Stock directly and beneficially acquired by the Reporting Person were acquired and are being held as an investment. The Reporting Person is a foreign corporation that was unaware of its obligation to file a report of this type at the time the Debentures became convertible. The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending on his evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Issuer. Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change, in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person, (h) a class of securities of the Issuer to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

                         Additionally, the shareholders of the Issuer have not voted upon any matters whatsoever since the date upon which the Reporting Person became the beneficial owner of more than 5% of the outstanding Common Shares of the Issuer. The Reporting Person has not attempted to influence management in any manner since becoming a beneficial holder of more than 5% of the Issuer's Common Shares.

                         As a consequence of a consolidation of the Issuer's Common Shares on a 1-for-20 basis, effective June 19, 2002, and other transactions involving the Issuer's securities since April 20, 2002, the total number of the Issuer's outstanding Common Shares as of October 2, 2002 is 8,856,268. The number of Issuer's Common Shares beneficial held by the reporting person were also similarly adjusted. On September 19, 2002, the SEC declared effective the above-mentioned registration statement covering resale by selling security holders of Issuer Common Shares. Pursuant to the terms of the Debenture, the $200,000 principal amount of Debentures held by the Reporting Person were automatically converted into 194,931 Debenture Units at a price of $1.026 per Debenture Unit. Upon conversion of the Debentures The Reporting Person received 194,931 Common Shares and 194,931 5-year share purchase warrants exercisable to purchase one share of Common Stock at the exercise price of $1.50. Aggregate beneficial ownership figures include an additional 12,475 Common Shares and 12,475 share purchase warrants being held by Global Capital Resources Ltd. on behalf of the Reporting Person.

                         NOTE: As of October 1, 2002, the Reporting Person beneficially owns 414,812 Common Shares. The Reporting Person's percentage ownership, based on 8,856,268 Common Shares outstanding at October 1, 2002, has been reduced to 4.6%.

                    (b)  Percent of class:
                            7.1%

                    (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote 8,296,270 (or 414,812 as adjusted on a 20-to-1 basis effective since June 19, 2002)

                    (ii) Shared power to vote or to direct the vote  0

                   (iii) Sole power to dispose or to direct the disposition of
                         8,296,270 (or 414,812 as adjusted on a 20-to-1 basis effective since June 19, 2002)

                    (iv) Shared power to dispose or to direct the disposition
                         of 0

                         INSTRUCTION: For computations regarding securities
               which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                        If this statement is being filed to report the fact that
               as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                        INSTRUCTION.  Dissolution of a group requires a response
               to this item.

---------------------                                   ------------------------
CUSIP NO. 927926 20 4               13G                       Page 5 of 6 Pages
---------------------                                   ------------------------


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                        Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                        Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                        Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

                        Not Applicable

ITEM 10.       CERTIFICATIONS.

                           By signing below, the undersigned certifies that, to
               the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                                   ------------------------
CUSIP NO. 927926 20 4               13G                       Page 6 of 6 Pages
---------------------                                   ------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                        October 15, 2002
                        --------------------------------------------------------
                                           (Date)



                        PanAmerica Capital Group, Inc.

                        By:              /s/ Patrick M. Abraham
                        -------------------------------------------------------
                                             (Signature)



                        Patrick M. Abraham, President & Chief Executive Officer
                        -------------------------------------------------------
                                            (Name/Title)